Mail Stop 3561

September 18, 2007

Marc A. Weisman, Co-Chairman of the Board of Directors
UST Liquidating Corporation
201 Post Street, Suite 100
San Francisco, CA 94108

      Re: UST Liquidating Corporation
             Form 10-KSB for Fiscal Year Ended
             June 30, 2006
             File No. 0-16011

Dear Mr. Weisman:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Tia L. Jenkins
                    Senior Assistant Chief Accountant
                    Office of Emerging Growth
                    Companies

cc: Marc A. Weisman, Director (via fax)
          Clifford A. Brandeis, Esq.
          Zukerman Gore & Brandeis, LLP
          Via Fax: (212) 223-6433